UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 35)

                               RALLY'S HAMBURGERS, INC.
                               ------------------------
                                   (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.10 PER SHARE
                        --------------------------------------
                            (Title of Class of Securities)


                                     751203-10-0
                                     -----------
                                    (CUSIP Number)

                                 Bruce A. Rich, Esq.
                               Thelen Reid & Priest LLP
                                 40 West 57th Street
                               New York, New York 10019
                                    (212) 603-2000

          -----------------------------------------------------------------
               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                  SEPTEMBER 25, 1998
                       ----------------------------------------

               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

           CUSIP NO.  00760G10



             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GIANT GROUP, LTD.
                  I.R.S. # 23-0622690

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                       (b) [  ]
             3    SEC USE ONLY

             4    SOURCE OF FUNDS

                      WC

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                           [  ]

             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                           7   SOLE VOTING POWER
             NUMBER OF
                                    1,828,143*
              SHARES
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    -0-
             OWNED BY
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    1,828,143*
            REPORTING      10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    -0-

            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,828,143*
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                            [X]

            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.2%

            14    TYPE OF REPORTING PERSON

                       CO
               *Excludes shares owned by KCC Delaware Company, a wholly owned subsidiary.

                                     SCHEDULE 13D

           CUSIP NO.  00760G10



             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KCC DELAWARE COMPANY
                  I.R.S. # 23-2360456

             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                       (b) [  ]
             3    SEC USE ONLY


             4    SOURCE OF FUNDS

                      WC

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                           [  ]

             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
                           7   SOLE VOTING POWER
             NUMBER OF
                                    1,397,475*
              SHARES
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    -0-
             OWNED BY
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    1,397,475*
            REPORTING      10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    -0-

            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,397,475*
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                            [X]

            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       4.8%
            14    TYPE OF REPORTING PERSON

                       CO
               *Excludes shares owned by GIANT GROUP, LTD., the parent corporation

          ITEM 1.   SECURITY AND ISSUER.

               Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 35 amends that certain Schedule 13D, dated October 20, 1989, as amended, filed by GIANT GROUP, LTD., a Delaware corporation ("GIANT"), and KCC Delaware Company, a Delaware corporation and a wholly-owned subsidiary of GIANT ("KCC") (as to Amendments Nos. 24-34), with respect to the common stock, par value $.10 per share ("Rally's Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), collectively referred to herein as the "Schedule." Unless otherwise indicated herein, capitalized terms used herein have the meanings ascribed to them in the Schedule. Except as otherwise expressly indicated below, the information contained in the Schedule, as amended to date, remains in effect.


          ITEM 4.   PURPOSE OF TRANSACTION.

               As of September 25, 1998, GIANT entered into a letter of intent (the "Letter of Intent") with Rally's and Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"), pursuant to which Rally's would merge with GIANT and Checkers in an all-stock transaction (the "Merger"), with Rally's as the surviving corporation. Pursuant to the Letter of Intent, each share of Giant's Common Stock, $.01 par value per share would be exchanged for 10.48 shares of Rally's Common Stock and each share of Checker's Common Stock, $.001 par value per share, would be exchanged for 0.5 shares of Rally's Common Stock.

               GIANT has been actively pursuing opportunities to purchase operating companies and to redeploy GIANT's assets. In light of the long relationship among GIANT, Rally's and Checkers, as well as in light of the various operating efficiencies that may arise from unifying the operations of both Rally's and Checkers, the Merger should give both Rally's and Checkers the opportunity to realize their potential on a combined basis to be a leader in the quick-service food industry and GIANT shareholders an opportunity to benefit as a result.

               The consummation of the Merger is subject to several conditions, including: execution of a definitive merger agreement upon approval by the Board of Directors of GIANT, Rally's and Checkers, approval by the stockholders of GIANT, Rally's and Checkers, receipt by each company of an investment banker's opinion as to the fairness of the transaction to its stockholders and the satisfaction of various other standard conditions. It is proposed that immediately following the Merger the Rally's Board of Directors would consist of the members of the present Board of Directors of Rally's and GIANT, plus one other person, and such other persons as GIANT, Rally's and Checkers may agree.

               Except as set forth herein, neither GIANT nor KCC has any current plans or proposals of the type set forth in paragraphs
          (a) through (j) of item 4 Schedule 13D.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a) As of September 25, 1998, GIANT was the beneficial owner of 1,828,143 shares of Rally's Common Stock, representing approximately 6.2% of the shares outstanding, and KCC was the beneficial owner of 1,397,475 shares of Rally's Common Stock, representing approximately 4.8% of the shares outstanding. The percentage of GIANT and KCC's ownership is based on 29,330,375 shares of Rally's Common Stock outstanding. The foregoing share amounts excludes the beneficial ownership of shares of Rally's Common Stock by the executive officers and directors of GIANT.

               (b) GIANT possesses the sole power to vote 1,828,143 shares of Rally's Common Stock and KCC possesses sole power to vote 1,397,475 shares of Rally's Common Stock.

               (c)  None

               (d)  None.

               (e)  Not applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               See Item 4 to this Amendment, which is incorporated herein by reference.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               43 Letter of Intent, dated September 25, 1998, by and among Rally's, Checkers and GIANT.

               44   Press Release, dated September 28, 1998, issued by
          GIANT, Rally's and Checkers.

                                      SIGNATURE
                                      ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                        GIANT GROUP, LTD.



          Date:  September 29, 1998     By: /s/ William H. Pennington
                                           --------------------------------
                                           William H. Pennington,
                                           Vice President

                                    Exhibit Index
                                    -------------

               Exhibit        Description
               -------        -----------

               43 Letter of Intent, dated September 25, 1998, by and among Rally's, Checkers and GIANT.

               44        Press Release, dated September 28, 1998.